[J. Alexander’s Corporation letterhead]
December 2, 2008
Via EDGAR Submission and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE, Mail Stop 3561
Washington, DC 20549-7010
Attn: Susan Block, Attorney-Advisor

Re:	Response to SEC Comment Letter dated November 12, 2008 regarding the Company’s Form 10-K for fiscal year ended December 30, 2007 and Proxy Statement on Schedule 14A (File No. 001-08766)
Dear Ms. Block:
     The following is the response of J. Alexander’s Corporation (the “Company”) to the comments contained in the Staff’s comment letter dated November 12, 2008 concerning the above-referenced Form 10-K for the fiscal year ended December 30, 2007 and the 2008 Proxy Statement on Schedule 14A, filed April 11, 2008 (the “2008 Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.
Definitive Proxy Statement on Schedule 14A
1	In future filings, please label your Compensation Discussion and Analysis section as such.

RESPONSE: We acknowledge the Staff’s comment and note that as a smaller reporting company, our 2008 Proxy Statement did not include a Compensation Discussion and Analysis section as such, but rather the disclosures required in accordance with Item 402(m) through (r) of Regulation S-K. We confirm that in future filings, we will label our Compensation Discussion and Analysis section if such a section is required to be included.
2.	In future filings, please disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise to your Director Compensation, at page 18, in regards to your option awards column. See Instruction to Regulation S-K, Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Securities and Exchange Commission
December 2, 2008

RESPONSE: We note the Staff’s comment and advise the Staff that in future filings, the Company will include in its Summary Compensation Table and Director’s Compensation Table (the “Tables”) references to a discussion in the notes to our financial statements or otherwise of all assumptions made in the valuation of awards in the option awards columns of the Tables.
3.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. In future filings, please disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
4.	We note that options granted under your equity-based incentive compensation are based in part on consideration of market data for comparable positions in both general and restaurant industries. In future filings, please identify the companies that you have relied upon for benchmarking purposes, if applicable. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE: We note in response to comments 3 and 4 that, as a smaller reporting company, our 2008 Proxy Statement did not include the specific disclosures required by Item 402(b) of Regulation S-K. However, we note the Staff’s comments 3 and 4 and advise the Staff that in future filings, we will comply with the referenced requirements of Item 402(b) of Regulation S-K to the extent required of the Company.

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
December 2, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments concerning this response letter to the undersigned at (615) 269-1900 or to Lori Morgan, Esq. of Bass, Berry & Sims PLC at (615) 742-6280.

Sincerely, /s/ R. Gregory Lewis R. Gregory Lewis Vice President and Chief Financial Officer

cc:	Lonnie J. Stout II (J. Alexander’s Corporation)
F. Mitchell Walker, Jr. (Bass, Berry & Sims PLC)
Lori B. Morgan (Bass, Berry & Sims PLC)

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